UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            PEOPLE'S CHOICE TV CORP.
                               (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   710847104
                                (CUSIP Number)

                                Victor Oristano
                          c/o People's Choice TV Corp.
                          2 Corporate Drive, Suite 249
                           Shelton, Connecticut  06484
                                  (203) 929-2800

        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 29, 1996
               (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement [ ]




                                                           Page 1 of 11 pages
                                                        Exhibit Index Page 10

CUSIP NO.   710847104              13D                     PAGE 2 OF 11 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alda Communications Corp.
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware corporation
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             661,304
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              661,304
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            661,304
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            CO
- -----------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   710847104              13D                     PAGE 3 OF 11 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Victor Oristano
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             722,138
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              722,138
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            722,138
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.6%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   710847104              13D                     PAGE 4 OF 11 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alda Limited Partnership
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00  (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware limited partnership
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             -0-
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              -0-
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            PN
- -----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 710847104                     13D              Page 5 of 11 Pages






                               INTRODUCTION

         This Statement constitutes Amendment No. 2 (this "Amendment") to that certain Schedule 13D dated July 26, 1994 and filed with the Securities and Exchange Commission (the "Commission") on July 27, 1994, as amended by that certain Amendment No. 1 dated June 10, 1996 and filed with the Commission on June 19, 1996 (as so amended, the "Amended
Schedule 13D"), for the following reporting persons: Alda Communications Corp. ("Alda CC"), Victor Oristano ("Oristano") and Alda Limited Partnership (the "Partnership"; together with Alda CC and Oristano, collectively, the "Reporting Persons"). This Amendment is made in order to remove the Partnership from its status as a reporting person on the Amended Schedule 13D (as amended hereby).

         On January 29, 1996, the Partnership distributed all 661,304 shares of Common Stock, $.01 par value (the "Shares"), of People's Choice TV Corp. (the "Issuer") then owned by the Partnership to Alda CC, at that time its sole limited partner, such that the Partnership was no longer the beneficial owner of any Shares of the Issuer.

         Capitalized terms used herein and not defined herein have the respective meanings set forth in the Amended Schedule 13D. Except as expressly amended hereby, the statements in the Amended Schedule 13D remain unchanged.


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Amendment relates is the Issuer's Common Stock, $.01 par value. The Issuer is People's Choice TV Corp. and its principal executive offices are located at 2 Corporate Drive, Suite 249, Shelton, Connecticut 06484.


ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed on behalf of the Reporting Persons in order to remove the Partnership from the Amended Schedule 13D (as amended hereby) as a Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 29, 1996, the Partnership distributed all 661,304
Shares of the Issuer then owned by the Partnership to Alda CC, at that time its sole limited partner. Such distribution of Shares by the Partnership to Alda CC was without any requirement that Alda CC furnish any consideration in return for the distributed Shares. Upon such distribution of Shares, the Partnership no longer beneficially owned any Shares of the Issuer.
This Amendment is made as a result of such distribution of Shares by the Partnership to Alda CC in order to remove the Partnership from the Amended
Schedule 13D (as amended hereby) as a filing person.

CUSIP No. 710847104                  13D                 Page 6 of 11 Pages



ITEM 4.  PURPOSE OF TRANSACTION

         For Oristano family wealth and tax planning purposes, the Partnership distributed on January 29, 1996 all 661,304 Shares of the
Issuer it then owned to Alda CC, which was then its sole limited partner.
In addition, for Oristano family wealth and tax planning purposes, Alda CC has proposed to the Issuer that Alda CC be merged with and into the Issuer, with the Issuer as the surviving corporation, such that all 661,304
Shares of the Issuer owned by Alda CC at the effective time of such merger would become treasury shares of the Issuer and an equal number of Shares would be issued to the stockholders of Alda CC in a non-taxable transaction.

         Except as otherwise noted in the Amended Schedule 13D and this Amendment, the Reporting Persons have no plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 710847104                   13D                Page 7 of 11 Pages




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) Set forth in the table below are the number and percentage of Shares beneficially owned by each Reporting Person and each other person named in Item 2 from January 29, 1996 through the date hereof:

                                                  Number Of
                    Number Of Shares         Shares Beneficially
                   Beneficially Owned        Owned With Shared        Aggregate Number         Percentage
                   With Sole Voting And          Voting And              Of Shares              Of Shares
 Name              Dispositive Power          Dispositive Power       Beneficially Owned    Beneficially Owned
 ----              --------------------       ------------------      ------------------    ------------------

 Alda                   661,304                       0                    661,304                 5.1%
 Communications
 Corp.

 Alda Limited               0                         0                       0                    0.0%
 Partnership

 Alda Inc.                  0                         0                       0                    0.0%

 Victor Oristano        722,138<F1>                   0                   722,138<F1>              5.6<F1>

 Matthew Oristano       558,894<F2>               661,304<F3>           1,220,198<F2><F3>          9.4%<F2><F3>


          (c)  None.

          (d)  None.

          (e)  On January 29, 1996, the Partnership distributed all 661,304
Shares of the Issuer it then beneficially owned to Alda CC, which was then its sole limited partner. Accordingly, on such date, the Partnership ceased to be the beneficial owner of more than five percent (5%) of the Shares.





<F1>  Includes 60,834 Shares which Victor Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements and 661,304 Shares owned of record by Alda CC, of which Victor Oristano is chairman, a director and the controlling stockholder.

<F2>  Includes 121,667 shares which Matthew Oristano has an option to acquire within 60 days of the date hereof pursuant to stock option agreements and 437,227 Shares owned of record by Alda Multichannels, Ltd., a corporation controlled by Matthew Oristano and his two brothers.

<F3> The 661,304 Shares that may be deemed beneficially owned by Matthew
     Oristano with shared voting and dispositive power from January 29, 1996 through the date hereof are owned of record by Alda CC. Matthew Oristano is the President, Secretary and a director of Alda CC and may be deemed to share with Alda CC and Victor Oristano voting and dispositive power as to the 661,304 Shares owned of record by Alda CC.



CUSIP No. 710847104                   13D                Page 8 of 11 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as otherwise noted in the Amended Schedule 13D (as amended hereby), none of the Reporting Persons nor any of the other persons named in
Item 2 of this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number     Description
- --------   -----------

   1 Agreement dated as of January 29, 1996 among Reporting Persons relating to filing of joint acquisition statements.

CUSIP No. 710847104                  13D                 Page 9 of 11 Pages




                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1996                       ALDA COMMUNICATIONS CORP.

                                            By: \s\Victor Oristano
                                               -------------------------------
                                               Victor Oristano
                                               Chairman


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1996                           \s\Victor Oristano
                                               -------------------------------
                                                Victor Oristano


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1996                       ALDA LIMITED PARTNERSHIP

                                            By:  ALDA, INC
                                            Its: General Partner

                                            By: \s\Victor Oristano
                                               -------------------------------
                                               Victor Oristano
                                               Vice President

CUSIP No. 710847104                  13D                 Page 10 of 11 Pages




                                EXHIBIT INDEX


Exhibit
Number    Description                                                   Page
- ------    -----------                                                   ----

   1      Agreement, dated as of January 29, 1996 among Reporting        11
          Persons relating to filing of joint acquisition statements.

                                                                    EXHIBIT 1
                                                                    ---------
                                   AGREEMENT

         This Agreement is made as of the 29th day of January, 1995 by and among Alda Communications Corp. ("Alda"), Victor Oristano ("Oristano") and Alda Limited Partnership (the "Partnership").

         The parties hereto hereby agree as follows:

         1. That certain Agreement dated as of December 29, 1995 among Alda, Oristano and the Partnership with respect to filing the information required by Schedule 13D under the Securities Exchange Act of 1934 with respect to beneficial ownership of the shares of Common Stock of People's Choice TV Corp., a Delaware corporation, is hereby superseded by this Agreement in all respects.

         2.   One statement containing the information required by Schedule
13D under the Securities Exchange Act of 1934 with respect to beneficial ownership of the shares of Common Stock of People's Choice TV Corp., a Delaware corporation, may be filed with the Securities and Exchange Commission on behalf of each of Alda and Oristano, but shall no longer be filed on behalf of the Partnership.

         3.    This Agreement may be executed in counterparts.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                        ALDA COMMUNICATIONS CORP.


                                        By: \s\Victor Oristano
                                           ----------------------------------
                                           Victor Oristano, Chairman


                                        \s\Victor Oristano
                                        -------------------------------------
                                        Victor Oristano


                                        ALDA LIMITED PARTNERSHIP

                                        By:  ALDA, INC

                                           By: \s\Victor Oristano
                                              -------------------------------
                                              Victor Oristano, Vice President